 As Filed With the Securities and Exchange Commission on December 22, 2000

                                                 Registration No. 333-50470

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                              Amendment No. 1

                                    to
                                    FORM S-3

                          REGISTRATION STATEMENT

                                   UNDER

                        THE SECURITIES ACT OF 1933

                                ---------------


                        HANOVER COMPRESSOR COMPANY
             (Exact Name of Registrant as Specified in its Charter)

                Delaware                               76-0625124
    (State or Other Jurisdiction of       (I.R.S. Employer Identification No.)
     Incorporation or Organization)
                          12001 North Houston Rosslyn
                              Houston, Texas 77086
                                 (281) 447-8787
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               Michael J. McGhan
                     President and Chief Executive Officer
                           Hanover Compressor Company
                          12001 North Houston Rosslyn
                              Houston, Texas 77086
                                 (281) 447-8787
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                ---------------
                                    Copy To:
                            Richard S. Meller, Esq.
                                Latham & Watkins
                       233 South Wacker Drive, Suite 5800
                            Chicago, Illinois 60606
                                 (312) 876-7700

                                ---------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement + +filed with the Securities and Exchange Commission becomes effective. This + +preliminary prospectus is not an offer to sell these securities and it is not + +soliciting an offer to buy these securities in any jurisdiction where the +
+offer or sale is not permitted.                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, Dated December 22, 2000

PROSPECTUS

                                2,000,000 Shares
                                  Common Stock


                       [Hanover Compressor Company Logo]

                           Hanover Compressor Company

                                  -----------

  This prospectus relates to 2,000,000 shares of our common stock that may be offered for sale or otherwise transferred from time to time by one or more of the selling stockholders identified in this prospectus. See "PLAN OF DISTRIBUTION."

  The prices at which such selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of the shares. We will bear substantially all expenses of registration of the shares, and the selling stockholders will pay any underwriting fees, discounts or commissions, and transfer taxes.

  Our common stock is listed on the New York Stock Exchange under the symbol "HC." On December 21, 2000, the last reported sale price of our common stock on the New York Stock Exchange was $38 1/4 per share. Our mailing address is 12001 North Houston Rosslyn, Houston, Texas 77086, and our telephone number is (281) 447-8787.

  YOU SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                   The date of this Prospectus is      , 2000

                               TABLE OF CONTENTS

Cautionary Statement About Forward-Looking Statements.......................   2
Risk Factors................................................................   3
The Company.................................................................   7
Use of Proceeds.............................................................   9
Description of Hanover Capital Stock........................................   9
Selling Stockholders........................................................  11
Plan of Distribution........................................................  12
Legal Matters...............................................................  13
Where You Can Find More Information.........................................  13
Experts.....................................................................  13

                               ----------------

   You should rely only on this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer of sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

   Certain matters discussed in this prospectus are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes," "anticipates," "expects," "estimates," or words of similar import. Similarly, statements that describe our future plans, objectives, or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this prospectus. The risks and uncertainties include:

   .the loss of market share through competition;

   .the introduction of competing technologies by other companies;

  . a prolonged substantial reduction in oil and gas prices which would cause a decline in the demand for our compression and oil and gas production equipment;

  . new governmental safety, health, and environmental regulations which could require us to make significant capital expenditures;

  . inability to successfully integrate acquired businesses; and

  . changes in economic or political conditions in the countries in which we operate.

   The forward-looking statements included herein are only made as of the date of this prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                                  RISK FACTORS

   An investment in our common stock involves risks. You should carefully consider and evaluate all of the information in this prospectus, including the following risk factors, before investing.

Industry Conditions--A prolonged, substantial reduction in oil or gas prices could adversely affect our business.

   Our operations depend upon the levels of activity in natural gas development, production, processing and transportation. In recent years, oil and gas prices and the level of drilling and exploration activity have been extremely volatile. For example, from mid-1998 to mid-1999, oil and gas exploration and development activity and the number of well completions declined due to a significant reduction in oil and gas prices. As a result, the demand for our gas compression and oil and gas production equipment was adversely affected. Any future significant prolonged decline in oil and gas prices could have a material adverse effect on our business, results of operations, and financial condition.

Short Lease Terms--Our compressor leases have short initial terms, and we cannot be sure that the compressors will stay out on location after the end of the initial lease term.

   The length of our leases varies based on operating conditions and customer needs. In most cases, under currently prevailing lease rates, the initial lease terms are not long enough to enable us to fully recoup the average cost of acquiring or manufacturing the compressors. We cannot assure you that a substantial number of our lessees will continue to renew their leases or that we will be able to re-lease the compressors to new customers or that any renewals or re-leases will be at comparable lease rates. An inability to renew or re-lease a substantial portion of our compressor rental fleet would have a material adverse effect upon our business, results of operations, and financial condition.

Substantial Capital Requirements--We require a substantial amount of capital to expand our compressor rental fleet and our complementary businesses.

   We will continue to make substantial capital investments to expand our compressor rental fleet and our complementary businesses. We invested approximately $374.5 million in capital expenditures, including business acquisitions, during the nine months ended September 30, 2000, and we expect to invest approximately $100 million in capital expenditures during the remainder of 2000. The amount of these expenditures may vary depending on the rate of return we expect to earn from these investments, conditions in the natural gas industry, and whether we make any significant acquisitions. Historically, we have funded these investments through internally generated funds, debt and sale and leaseback transactions, and equity financing. While we believe that cash flow from our operations and borrowings under our existing $200 million bank credit facility will provide us with sufficient cash to fund these investments, we cannot assure you that these sources will be sufficient. As of September 30, 2000, we had approximately $35 million of credit capacity remaining on our $200 million bank credit facility (7.88% rate at September 30, 2000). In October 2000, we received $176.5 million in proceeds from the sale and lease back of compression equipment. These proceeds were utilized to pay outstanding borrowings on our $200 million bank credit facility. In order to fund the estimated levels of 2000 capital expenditures, we anticipate arranging additional sources of debt and/or equity during 2000. Hanover Compression, Inc would need the consent of the lenders under its bank credit facility and the lessors under its sale and leaseback transactions to complete any new financing. Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could have a material adverse effect on our growth, results of operations, and financial condition.

International Operations--There are many risks associated with conducting operations in international markets.

   We operate in many different geographic markets, some of which are outside the United States. Changes in local economic or political conditions, particularly in Latin America or Canada, could have a material adverse effect on our business, results of operations, and financial condition. Additional risks inherent in our international business activities include the following:

  .difficulties in managing international operations;

  .unexpected changes in regulatory requirements;

  .tariffs and other trade barriers which may restrict our ability to enter into new markets;

   .potentially adverse tax consequences;

   .restrictions on repatriation of earnings;

   .the burden of complying with foreign laws; and

   .fluctuations in currency exchange rates and the value of the U.S. dollar.

Acquisition Strategy--We may not be able to find suitable acquisition candidates or successfully integrate acquired companies into our business.

   As part of our business strategy, we will continue to pursue the acquisition of other companies, assets and product lines that either complement or expand our business. Each acquisition involves potential risks, such as the diversion of management's attention away from current operations, problems in integrating acquired businesses, and possible short-term adverse effects on our operations as a result of that process. We routinely conduct preliminary discussions with other companies that have operations or assets that may be suitable for us to acquire. Given our selective approach to acquisitions, we are unable to predict whether or when we will find suitable acquisition candidates or whether we will be able to complete a material acquisition. We may seek to finance acquisitions with cash or through the issuance of new debt and/or equity securities. A relatively large acquisition in which cash is the primary form of consideration would utilize a substantial portion of our existing financial resources. As the compression industry continues to consolidate, the size of the companies we may consider acquiring may become larger and, as a result, the general risks inherent in acquisitions described above may become more significant.

Competition--We operate in a highly competitive industry and compete against many larger companies with greater financial resources.

   We compete with several large national and multinational companies which provide compression services to third parties, many of which have greater financial and other resources than we do. If our competitors were to substantially increase the resources they devote to the development and marketing of competitive products and services, we cannot assure you that we will have sufficient resources to respond accordingly.

Potential Liability and Insurance--Natural gas operations entail inherent risks that may result in substantial liability to Hanover.

   Natural gas operations entail inherent risks, including equipment defects, malfunctions, failures, and natural disasters which could result in uncontrollable flows of gas or well fluids, fires, and explosions. These risks may expose us to liability for personal injury, wrongful death, property damage, pollution, and other environmental damage. We have obtained insurance against liability for personal injury, wrongful death, and property damage, but we cannot assure you that the insurance will be adequate to cover our liability. Similarly, we cannot assure you that we will be able to obtain insurance in the future at a reasonable cost or at all. Our business, results of operations, and financial condition could be adversely affected if we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits.

Governmental Regulation--Our business is subject to a variety of governmental regulations relating to environmental, health and safety.

   Our business is subject to a variety of federal, state, and local laws and regulations relating to safety, health, and the environment. These laws and regulations are complex, change frequently, and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements, and issuance of injunctions as to future compliance. As part of the regular overall evaluation of our current operations, we are updating certain facility permits with respect to stormwater discharges and air emissions but do not believe such updates will have a material adverse effect on our operations as a result of any enforcement measures or capital costs. Based on our experience to date, we believe that the future cost of compliance with existing laws and regulations and the future cost of necessary investigation or remediation of contamination will not have a material adverse effect on our business, results of operations, and financial condition. However, future events, such as discovery of unknown contamination, any third party claims made with respect to previously owned or leased properties, compliance with more stringent laws and regulations or more vigorous enforcement policies by regulatory agencies or stricter or different interpretations of existing laws and regulations could require us to make material expenditures.

   We have conducted preliminary environmental site assessments with respect to certain properties currently owned or leased by us. Some of these assessments have revealed that soils and/or groundwater at some of our facilities are contaminated with hydrocarbons and various other regulated substances. We do not believe that our operations caused any such contamination and are not currently under any orders or directives to undertake any remedial activity. In addition, we have previously owned or leased certain properties that had experienced soil contamination in the past. We have since conducted remedial operations at certain of these previously held properties as we believed necessary and either sold the owned properties to third parties or returned the leased properties to the lessors. We are not currently aware of any further remedial obligations at such previously held properties. We cannot be certain, however, that we will not be required to undertake any remedial activities involving any substantial costs on any of these properties in the future.

Concentrated Ownership--A significant amount of our stock is owned by one stockholder.

   Our largest stockholder, GKH Partners, L.P. ("GKH"), controlled approximately 35.5% of our voting power as of November 11, 2000. GKH is in a position to exert substantial influence over the outcome of most corporate actions requiring stockholder approval, including the election of directors, the future issuance by Hanover of common stock or other securities, and the approval of transactions involving a change of control. The interests of GKH could conflict with the interests of our other stockholders.

Anti-Takeover Provisions--Our certificate of incorporation and by-laws contain certain provisions that could make a takeover more difficult.

   Certain provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of Hanover, even if such a change in control would benefit our stockholders. Our certificate of incorporation allows us to issue preferred stock without stockholder approval and our by-laws limit who may call special stockholder meetings. These provisions could make it more difficult for a third party to acquire us and may discourage acquisition bids or limit the price that investors might be willing to pay in the future for shares of our common stock. The ownership of a substantial number of our shares of common stock by GKH and our officers, directors, employees and their affiliates also could discourage acquisition bids. There are also provisions of Delaware law that could delay or complicate a merger, tender offer, or proxy contest. Please read the "Description of Hanover Capital Stock" section of this prospectus.

Shares Eligible for Future Sale--The market price of our common stock could be depressed by future sales.

   Future sales of our common stock, or the perception that these sales could occur, could adversely affect the market price of our common stock. We cannot assure you as to when, and how many of, the shares of our common stock will be sold and the effect those sales may have on the market price of our common stock. In addition, we may issue additional shares of common stock in connection with future acquisitions or other transactions. This year we completed the acquisition of Applied Process Solutions, Inc. in an all stock transaction for an aggregate of 2,303,294 shares of common stock. We also recently acquired the Dresser Rand compression services division from Ingersoll-Rand Company for an aggregate of approximately 2,920,000 shares of our common stock. In addition, we recently entered into an agreement to acquire OEC Compression Corporation in an all stock transaction. The actual number of shares of our common stock that will be issued pursuant to the OEC agreement will not be determined until that transaction is consummated; however, the maximum number of shares that may be issued is 1,229,511 and the minimum number of shares that may be issued is 1,134,933. Although some of these recently issued or to-be-issued securities are or will be subject to regulatory or contractual resale restrictions, as these restrictions lapse or if these shares are registered for sale to the public, they may be sold to the public. In the event a substantial number of shares of our common stock become available for unrestricted resale, there could be a material adverse effect on the prevailing market price for our common stock.

Payment of Dividends--We may not be able to pay dividends on our common stock.

   We have no obligation to pay dividends on our common stock. The declaration and payment of dividends on our common stock is subject to and will depend upon, among other things:

   .our future earnings and financial condition, liquidity, and capital requirements;

  . our ability and the ability of Hanover Compression, Inc., or HCI, to pay dividends under HCI's bank credit agreement;

  . the general economic and regulatory climate; and

  . other factors deemed relevant by our board of directors.

   Our guarantee of HCI's senior debt restricts our ability to pay cash dividends on our common stock.

                                  THE COMPANY

   The information provided in this prospectus gives effect to a restructuring of Hanover Compressor Company that was effected on December 9, 1999 (the "Restructuring"). The sole purpose of the Restructuring was to create a holding company, and the Restructuring has had and will have no effect on our business. As a result of the Restructuring, "old" Hanover Compressor Company was renamed Hanover Compression Inc. ("HCI") and became a wholly-owned subsidiary of a newly created holding company called Hanover Compressor Company. Each share of HCI was exchanged for one share of "new" Hanover Compressor Company, which replaced "old" Hanover Compressor Company as the publicly held company whose stock is traded on the New York Stock Exchange. Financial and other information discussed in this prospectus for periods prior to the Restructuring relates to HCI and its subsidiaries. Except as described in the previous sentence and unless the context requires otherwise, "Hanover," "we," "us," "our" or similar terms in this prospectus refer to "new" Hanover Compressor Company and its subsidiaries. The information provided in this prospectus also gives effect to the two-for-one split of Hanover's common stock effective June 13, 2000.

   We are a leading provider of a broad array of natural gas compression services in the United States and select international markets. We operate the largest compressor rental fleet, in terms of horsepower, in the gas compression industry and provide our services on a rental, contract compression, maintenance, and acquisition leaseback basis. Our customers include independent and major producers and distributors of natural gas throughout the Western Hemisphere. Our products and services are essential to the production, transportation, processing, and storage of natural gas. Founded in 1990 and publicly held since 1997, we are the largest public company whose primary focus is in the natural gas compression business. Our compression services are complemented by our compressor and oil and gas production equipment fabrication operations, which broaden our customer relationships both domestically and internationally.

   Through internal growth and a series of strategic acquisitions, we have become the largest operator of rental compression horsepower capacity in the United States, serving an estimated 28% of the domestic rental market. We began international operations in 1995 and have become one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets. As of September 30, 2000, our compression rental fleet included the following:

                                                            Units Horsepower
                                                            ----- ----------
     U.S................................................... 4,379 1,714,000
     International.........................................   426   384,000
                                                            ----- ---------
     Total Fleet........................................... 4,805 2,098,000
                                                            ===== =========

   In addition to our business of providing natural gas compression services, we also fabricate gas compressors for sale to third parties and for inclusion in our rental fleet. We were the second largest fabricator of natural gas compressors (by horsepower) in North America in 1999.

   Complementing our gas compression businesses is our oil and gas production equipment fabrication business. Oil and gas production equipment is typically installed at the wellhead immediately before beginning large-scale production and remains at the site for the life of the well. We fabricate equipment used by oil and gas producers to separate and treat oil and gas immediately after it is produced in order to facilitate further processing, transportation and sale.

Industry Overview

   We compete primarily in the transportable natural gas compression market for units of up to 4,400 horsepower. We believe that aggregate domestic natural gas compression horsepower grew from approximately 8.8 million horsepower at the end of 1992 to approximately 14.9 million horsepower at the end of 1999, reflecting a compound annual growth rate of 8%. We believe that the domestic gas compression market will continue to grow due to increasing consumption of natural gas, continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, and the discovery of new reserves.

   We believe that the rental portion of the domestic gas compression market grew from approximately 1.8 million horsepower at the end of 1992 to approximately 4.7 million horsepower at the end of 1999, reflecting a compound annual growth rate of 15%. We believe that the growth in rental compression capacity in the U.S. has been driven primarily by an increasing trend toward outsourcing by energy producers and processors. Internationally, we believe that similar growth opportunities for compressor rental and sales exist due to anticipated increases in energy consumption worldwide, new international environmental and conservation laws and increased outsourcing by energy producers and processors. As worldwide gas consumption continues to grow, we believe that there will also be a continued demand for the purchase and sale of gas compression units.

   The oil and gas production equipment industry is more sensitive than the gas compression industry to the volatility of oil and natural gas prices, indicating that the growth of this industry will more closely track the growth of oil and gas production.

Growth Strategy

   Our business strategy is to continue building on our reputation as the premier operating company in natural gas compression and to grow the rental fleet in accordance with a proven growth strategy. Our aggressive growth strategy has generated the following results:

  . aggregate horsepower capacity of our compressor rental fleet grew from 117,000 horsepower in 1992 to 2,098,000 horsepower at September 30, 2000;

  . we maintained average horsepower utilization of approximately 92% from 1994 to 1999, compared to the average industry utilization which we estimate to be approximately 83%;

  . revenues increased from $33.1 million in 1992 to $317.0 million in 1999;

  . earnings before interest, leasing expense, taxes, and depreciation and amortization ("EBITDA") increased from $7.3 million in 1992 to $132.1 million in 1999; and

  . net income grew from $1.0 million in 1992 to $40.4 million in 1999.

   We intend to build on our results to date by continuing to pursue our growth strategy, which includes the following key elements:

  . delivering a comprehensive range of compression products and services;

  . focusing on higher horsepower compression units;

  . expanding our international operations;

  . broadening our customer base by acquiring compressors from, and leasing them back to, our customers;

  . participating in the consolidation of the compression industry;

  . acquiring other companies having assets or businesses which complement ours;

  . capitalizing on our decentralized management and operating structure to provide superior customer service; and

  . using equity incentives to attract and retain an experienced, entrepreneurial, highly motivated management team.

   We believe the successful execution of our growth strategy, combined with our focus on and leadership position in the compression industry, will enable us to continue to generate and realize significant growth opportunities.

   Our principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086, telephone (281) 447-8787.

                                USE OF PROCEEDS

   The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. We will not receive any of the proceeds from the sale of the common stock offered by this prospectus.

                      DESCRIPTION OF HANOVER CAPITAL STOCK

   Our authorized capital stock currently consists of 200,000,000 shares of common stock and 3,000,000 shares of preferred stock, $.001 par value per share. The following summary description relating to the capital stock does not purport to be complete. For a detailed description, reference is made to our certificate of incorporation.

Common Stock

   As of November 11, 2000, 66,331,797 shares of common stock were issued and held of record by approximately 294 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to our preferred stock, holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of legally available funds. On liquidation, dissolution, sale, or winding up of Hanover, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights. Holders of common stock have no preemptive or subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon conversion of the preferred securities will be, fully paid and nonassessable. We have never declared a dividend on the common stock, and our bank credit agreement prohibits the payment of dividends on common stock without the lenders' prior written consent. The payment of any such dividends also will be subject to and may be limited by the terms of any preferred stock we may issue in the future.

Transfer Agent And Registrar

   The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.

Preferred Stock

   We are authorized to issue 3,000,000 shares of preferred stock. Our board of directors may establish, without stockholder approval, one or more classes or series of preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation, and other rights, preferences, and limitations that the board of directors may designate. We believe that this power to issue preferred stock provides flexibility in connection with possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and restrict their rights to receive payments upon liquidation of Hanover. It could also have the effect of delaying, deferring or preventing a change in control of Hanover.

Mandatorily Redeemable Convertible Preferred Securities

   In December 1999, we issued $86,250,000 of unsecured 7 1/4% Mandatorily Redeemable Convertible Preferred Securities through Hanover Compressor Capital Trust, a Delaware business trust and subsidiary of Hanover. The Convertible Preferred Securities have a liquidation amount of $50 per unit. The Convertible Preferred Securities mature in 30 years but we may redeem them partially or in total any time on or after December 20, 2002. The Convertible Preferred Securities provide for annual cash distributions at the rate of 7 1/4% , payable quarterly in arrears; however, payments may be deferred for up to 20 consecutive quarters subject to certain restrictions. During any periods in which payments are deferred, in general, Hanover cannot pay any dividend or distribution on our capital stock or redeem, purchase, acquire, or make any liquidation on any of our capital stock. Each Convertible Preferred Security is convertible into 2.7972 shares of Hanover common stock, subject to adjustment for certain events.

Special Provisions Of The Certificate Of Incorporation And Delaware Law

   Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for (a) any breach of the director's duty of loyalty to Hanover or our stockholders (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit.

   To the maximum extent permitted by law, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our officers, employees, and agents against all expense, liability, and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee, or agent of Hanover or its subsidiaries. In addition, we must advance or reimburse directors and may advance or reimburse officers, employees, and agents for expenses incurred by them in connection with indemnifiable claims.

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (a) before that person became an interested stockholder, the corporation's board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under
Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. "Business combination" includes mergers, assets sales, and other transactions resulting in a financial benefit to the stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock.

                              SELLING STOCKHOLDERS

   We originally issued and sold the common stock to Janus Aspen Series on behalf of its series Janus Aspen Aggressive Growth Fund and Janus Investment Fund on behalf of its series Janus Enterprise Fund in a transaction exempt from the registration requirements of the Securities Act. The stockholders named below and their transferees, pledgees, donees or successors (collectively, the "selling stockholders") may from time to time offer and sell pursuant to this prospectus any or all of the common stock.

   The following table sets forth, with respect to each of the selling stockholders (i) the number of shares of common stock owned as of November 11, 2000 and prior to the offering contemplated hereby, (ii) the maximum number of shares of common stock which may be sold in this offering, and (iii) the number of shares of common stock which will be owned after the offering, assuming the sale of all the shares of common stock offered hereby:

                                                                Number of Shares
                              Number of Shares                  of Common Stock
                              of Common Stock  Number of Shares   to be Owned
                               Owned Prior to  of Common Stock     After the
    Selling Stockholder         the Offering    Offered Hereby      Offering
    -------------------       ---------------- ---------------- ----------------
Janus Aspen Series on behalf
 of its series Janus Aspen
 Aggressive Growth Fund.....       896,250          896,250            --
Janus Investment Fund on
 behalf of its series Janus
 Enterprise Fund............     1,103,750        1,103,750            --
  Total.....................     2,000,000        2,000,000            --

   None of the selling stockholders has or has had, within the past three years, any position, office, or other material relationship with Hanover or any of their respective predecessors or affiliates.

   Because the selling stockholders may, pursuant to this prospectus, offer all or some portion of the common stock they presently hold, no estimate can be given as to the shares of common stock that will be held by the selling stockholders upon termination of any such sales. In addition, the selling stockholders identified above may have sold, transferred, or otherwise disposed of all or a portion of their common stock since the date on which they provided the information regarding their preferred securities or common stock in a transaction exempt from the registration requirements of the Securities Act.

   Only selling stockholders identified above who beneficially own the common stock set forth opposite each such selling stockholder's name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell common stock pursuant to the registration statement. We may from time to time include additional selling stockholders in supplements to this prospectus.

   We will pay the expenses of registering the common stock being sold hereunder.

                              PLAN OF DISTRIBUTION

   The purpose of this prospectus is to permit the selling stockholders to offer for sale or to sell shares of common stock at such time and at such prices as they, in their sole discretion, choose. We will not receive any of the proceeds from these offerings or sales.

   The selling stockholders may sell or distribute some or all of their shares from time to time through dealers or brokers or other agents or directly to one or more purchasers in transactions (which may involve crosses and block transactions) on the New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges) or in the over-the-counter market, or in brokerage transactions, or in a combination of these transactions. Such transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Brokers, dealers, or their agents participating in such transactions as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from the purchaser). Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved.

   The selling stockholders and any such brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, commissions or concessions received by any such brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act.

   In connection with the offer and sale of the shares of common stock by the selling stockholders, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares.

   Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares of common stock offered hereby may not simultaneously engage in market activities with respect to common stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Rule 10B-5 and Regulation M, which provisions may limit the timing of purchases and sale of any of the shares by the selling stockholders. All of the foregoing may affect the marketability of the shares offered hereby.

   Pursuant to the purchase agreement, we will pay all expenses of the registration of the offered securities, including Commission filing fees and expenses of compliance with state securities or "blue sky" laws. The selling stockholders will pay any underwriting discounts and selling commissions. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or they will be entitled to contribution in connection therewith. The selling stockholders will severally indemnify us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

   Pursuant to the purchase agreement, we are required to use our best efforts to keep the registration statement continuously effective for a period of two years from its effective date or a shorter period that will terminate upon the earlier of the date on which the offered securities shall have been sold pursuant to the Registration Statement or the date on which the offered Securities are permitted to be freely sold or distributed to the public pursuant to any exemption from the registration requirements of the Securities Act (including in reliance on Rule 144(k) but excluding in reliance on Rule 144A under the Securities Act). Notwithstanding these obligations, we may, under certain circumstances, postpone or suspend the filing or the effectiveness of the registration statement (or any amendments or supplements thereto) or the sale of offered securities under the registration statement.

                                 LEGAL MATTERS

   The validity of the common stock will be passed upon by Latham & Watkins, Chicago, Illinois.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly, and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. These filings include previous filings made by our predecessor, which was also called "Hanover Compressor Company." You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with The New York Stock Exchange. These reports, proxy statements and other information may be read and copied at 20 Broad Street, New York, New York 10005.

   This prospectus, which constitutes a part of a registration statement on Form S-3 that we filed with the Commission under the Securities Act of 1933, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to Hanover Compressor Company and the shares of common stock offered hereby. Furthermore, statements contained in this prospectus or in any document incorporated in this prospectus by reference regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the Commission as an exhibit to the registration statement.

   In this prospectus we have incorporated by reference certain reports and other information we and our predecessor have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until all of the securities are sold or this offering is terminated:

  . our Annual Report on Form 10-K for the year ended December 31, 1999;

  . our Quarterly Reports on Form 10-Q for the fiscal quarters ended March
    31, 2000; June 30, 2000; and September 30, 2000; and

  . our Current Reports on Form 8-K dated May 5, 2000; May 23, 2000; June 7,
    2000; July 13, 2000; July 19, 2000; September 14, 2000; November 9, 2000;
    November 13, 2000; and November 22, 2000.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

   Hanover Compressor Company, 12001 North Houston Rosslyn, Houston, Texas 77086, Attention: Corporate Secretary, Telephone: (281) 447-8787

                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Hanover Compressor Company for the year ended December 31, 1999 and the audited historical financial statements of the Dresser-Rand Compression Services Rental and Packaging Division included under
Item 7(a) of Hanover Compressor Company's Current Report on Form 8-K/A dated November 13, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             2,000,000 Shares

                           Hanover Compressor Company

                                  Common Stock


                               ----------------

                                   PROSPECTUS

                               ----------------



                                       , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this Registration Statement. All of the expenses will be borne by the Company except as otherwise indicated.

      Registration fee.................................................. $16,896
      Fees and expenses of accountants..................................  10,000
      Fees and expenses of legal counsel................................  25,000
      Printing and engraving expenses...................................  20,000
      Miscellaneous.....................................................   2,000
                                                                         -------
        Total........................................................... $73,896
                                                                         =======

Item 15. Indemnification of Directors and Officers.

   The Company is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that such person is or was a director, officer, employee, or agent of the company, or is or was serving at the request of the company as a director, officer, employee, or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually incurred by him in connection with such action, suit, or proceeding, if such director, officer, employee, or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit, or proceeding in which he is a party because he is or was a director, officer, employee, or agent of the company or is or was serving at the request of the company as a director, officer, employee, or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit, or proceeding. Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

   Article Eighth of the Company's charter provides that the Company shall indemnify and hold harmless all officers and directors of the Company and advance expenses reasonably incurred by such officers and directors in defending any civil, criminal, administrative, or investigative action, suit, or proceeding, in accordance with and to the fullest extent permitted by
Section 145 of the DGCL.

Item 16. Exhibits.

   The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of the Company under the Securities Act or the Exchange Act as indicated in parenthesis:

 Exhibit
   No.                                 Description
 -------                               -----------
    4.1  Certificate of Incorporation of Hanover Compressor Holding Co.
         (incorporated by reference to Exhibit 3.1 to the Company's Annual
         Report on Form 10-K for the year ended December 31, 1999). (previously filed)
    4.2  Certificate of Amendment to Certificate of Incorporation of Hanover
         Compressor Holding Co. dated December 9, 1999 (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K
         for the year ended December 31, 1999). (previously filed)
    4.3  Bylaws of Hanover Compressor Company (incorporated by reference to
         Exhibit No. 3.3 to the Company's Annual Report on Form 10-K for the
         year ended December 31, 1999). (previously filed)
    4.4  Form of Hanover Compressor Company Common Stock certificate
         (incorporated by reference to Exhibit 4.11 to the Company's
         Registration Statement on Form S-1 (File No. 333-27953), as amended).
         (previously filed)
    5.1  Opinion of Latham & Watkins as to the validity of the common stock.
         (previously filed)
   23.1  Consent of PricewaterhouseCoopers LLP, independent accountants.
   23.2  Consent of PricewaterhouseCoopers LLP, independent accountants.
   23.3  Consent of Latham & Watkins (included in the opinion filed as Exhibits
         5.1). (previously filed)
   24.1  Powers of Attorney (included on the signature page of this
         Registration Statement). (previously filed)
   99.1  Purchase Agreement, dated as of May 19, 2000, by and among Hanover
         Compressor Company and Janus Aspen Series on behalf of its series
         Janus Aspen Aggressive Growth Fund. (previously filed)
   99.2  Purchase Agreement, dated as of May 19, 2000, by and among Hanover
         Compressor Company and Janus Investment Fund on behalf of its series
         Janus Enterprise Fund. (previously filed)
   99.3  Purchase Agreement, dated as of July 11, 2000, as amended August 31,
         2000, among Hanover Compressor Company, Hanover Compression Inc.,
         Dresser-Rand Company and Ingersoll-Rand Company (incorporated by reference to Exhibit 99.2 to the Company's current report on Form 8-K dated September 14, 2000 (File No. 001-13071)). (previously filed)

Item 17. Undertakings

   (a) The registrants hereby undertake:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrants pursuant to the provisions set forth in Item 15 or otherwise, the registrants have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy as expressed in the Act to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, Hanover Compressor Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on December 22, 2000.

                                          Hanover Compressor Company

                                                 /s/ Michael J. McGhan
                                          By: _________________________________
                                                     Michael J. McGhan
                                               President and Chief Executive
                                                          Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 22nd day of December, 2000.

              Signature                                   Title
              ---------                                   -----

      /s/ Michael J. McGhan            President and Chief Executive Officer
______________________________________  (Principal Executive Officer and Director)
          Michael J. McGhan

                 *                     Chief Financial Officer and Director
______________________________________  (Principal Financial and Accounting
         William S. Goldberg            Officer)

                 *                     Director
______________________________________
           Ted Collins, Jr.

                 *                     Director
______________________________________
          Robert R. Furgason

                 *                     Director
______________________________________
           Melvyn N. Klein

                 *                     Director
______________________________________
         Michael A. O'Connor

                 *                     Director
______________________________________
          Alvin V. Shoemaker

   /s/ Michael J. McGhan

*By:________________________

     Michael J. McGhan

      Attorney-in-Fact